UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Micronet Enertec Technologies, Inc.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

595117102
(CUSIP Number)

November 23, 2017
(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One EQ, Ltd.
(98-1313180)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:

0
	6.	Shared Voting Power:

555,556
	7.	Sole Dispositive Power:

0
	8.	Shared Dispositive Power:

555,556

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

555,556 (based on 8,632,657 outstanding common shares)
10.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9):

6.4%
12.	Type of Reporting Person (See Instructions):

OO

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Blocker EQ, Ltd.
(98-1312787)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:

0
	6.	Shared Voting Power:

555,556
	7.	Sole Dispositive Power:

0
	8.	Shared Dispositive Power:

555,556

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

555,556
10.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9):

6.4%
12.	Type of Reporting Person (See Instructions):

OO

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Growth and Opportunity Fund Offshore, LP
(98-1312519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:

0
	6.	Shared Voting Power:

555,556
	7.	Sole Dispositive Power:

0
	8.	Shared Dispositive Power:

555,556

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

555,556
10.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9):

6.4%
12.	Type of Reporting Person (See Instructions):

PN

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LLC
(81-3109521)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:

0
	6.	Shared Voting Power:

555,556
	7.	Sole Dispositive Power:

0
	8.	Shared Dispositive Power:

555,556

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

555,556
10.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9):

6.4% (see Item No. 6 Below)
12.	Type of Reporting Person (See Instructions):

OO

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LP
(81-3014898)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:

0
	6.	Shared Voting Power:

555,556
	7.	Sole Dispositive Power:

0
	8.	Shared Dispositive Power:

555,556

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

555,556
10.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9):

6.4% (see Item No. 6 Below)
12.	Type of Reporting Person (See Instructions):

PN

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LLC
(81-3005935)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:

0
	6.	Shared Voting Power:

555,556
	7.	Sole Dispositive Power:

0
	8.	Shared Dispositive Power:

555,556

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

555,556
10.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9):

6.4% (see Item No. 6 Below)
12.	Type of Reporting Person (See Instructions):

OO

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mark Angelo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:

0
	6.	Shared Voting Power:

555,556
	7.	Sole Dispositive Power:

0
	8.	Shared Dispositive Power:

555,556

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

555,556
10.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9):

6.4% (see Item No. 6 Below)
12.	Type of Reporting Person (See Instructions):

IN

Item 1.

(a)	Name of Issuer:
Micronet Enertec Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
28 W Grand Ave, Ste. 3
Montvale, NJ 07645

Item 2. Identity and Background.

(a)	Name of Person Filing: D-Beta One EQ, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:
1012 Springfield Ave.
Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands

(d)	Title of Class of Securities: Common Shares, par value $0.001 per share

(e)	CUSIP Number: 595117102

Item 3. If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 555,556

(b)	Percentage of Class: 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6.4%

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 6.4%

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of more than five percent on Behalf of Another Person.

D-Beta One EQ, Ltd. (“D-Beta”) directly owns 555,556, or 6.4%, shares of Common Stock of Micronet Enertec Technologies, Inc. (“Micronet”) as of the date of this filing. D-Beta is beneficially owned by D-Beta One Blocker EQ, Ltd. (“Blocker”), which is beneficially owned by D-Beta One Growth and Opportunity Fund Offshore, LP (“Opportunity Fund”). Accordingly, each of Blocker and Opportunity Fund may be deemed to indirectly, beneficially own the same number of shares of Common Stock beneficially owned by D-Beta. As the Investment Manager of D-Beta, Delta Beta Advisors, LLC (“Advisor”) may be deemed to indirectly, beneficially own the same number of shares of Common Stock beneficially owned by D-Beta. As the General Partner to Opportunity Fund, D-Beta One GP, LLC (“D-Beta GP”) may be deemed to indirectly, beneficially own the same number of shares of Common Stock beneficially owned by D-Beta. As a managing member of Advisor and D-Beta GP and the portfolio manager to D-Beta, Mark Angelo (“Angelo”) may be deemed to indirectly, beneficially own the same number of shares of Common Stock beneficially owned by D-Beta, Advisor and D-Beta GP.

An affiliate of D-Beta and the other entities listed above, YA II PN, Ltd., (“YA PN”) entered into a Standby Equity Distribution Agreement (the “SEDA”) with Micronet dated as of August 22, 2017. Under the SEDA, Micronet has the option to sell its common shares to YA PN at a price and on the terms and subject to the conditions set forth in the SEDA. Under the SEDA, Micronet is prohibited from selling shares to YA PN to the extent that it would cause the aggregate number of shares beneficially owned by YA PN and its affiliates to exceed 4.99% of the shares of Micronet. In addition, YA PN holds warrants to purchase 342,000 shares of Micronet’s common shares at an exercise price of $2.00 per share. These warrants contain an ownership cap prohibiting YA PN from exercising any of the warrants to the extent that after giving effect to such exercise, YA PN and its affiliates would beneficially own more than 4.99% of Micronet’s common shares. Since YA PN and D-Beta are affiliated entities, YA PN may not presently acquire any of Micronet’s common shares under the SEDA or the warrants, until D-Beta reduces its beneficial ownership below 4.99%.

As of the date hereof, YA PN does not directly own any common shares of Micronet.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Member Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

D-Beta One EQ, Ltd.

By: Delta Beta Advisors, LLC
Its: Investment Manager

By:	/s/ Troy J. Rillo, Esq.	Date:	11/27/2017
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	11/27/2017
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By:	D-Beta One GP, LP
Its:	General Partner

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	11/27/2017
Troy J. Rillo, Esq.
Chief Compliance Officer

Delta Beta Advisors, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	11/27/2017
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LP

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	11/27/2017
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	11/27/2017
Troy J. Rillo, Esq.
Chief Compliance Officer

By:	/s/ Mark Angelo	Date:	11/27/2017
Mark Angelo